Exhibit 21.1

SUBSIDIARIES OF INFRASTRUCTURE MATERIALS CORP.

1.	Infrastructure Materials Corp US, a Nevada corporation, wholly-owned by Infrastructure Materials Corp.

2.	Silver Reserve Corp., a Delaware corporation, wholly-owned by Infrastructure Materials Corp.

3.	Canadian Infrastructure Corp, an Ontario, Canada corporation, wholly-owned by Infrastructure Materials Corp.